DRYCLEAN USA, Inc.
290 N.E. 68th Street
Miami, Florida 33138

June 8, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gopal Dharia, Staff Accountant

Re:	DRYCLEAN USA, Inc. (the "Company") Form 8-K Filed June 4, 2007 File No. 001-14757

Dear Mr. Dharia:

        Reference is made to the comment letter dated June 5, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing.

        To comply with the Staff’s comment, we are contemporaneously herewith filing an amended Current Report on Form 8-K which combines the third, fourth and fifth sentences of the first paragraph to reflect that those sentences refer to the Company’s last two fiscal years and subsequent period through the date of dismissal of its former independent registered public accounting firm. Those sentences now read as follows:

        “During the fiscal years ended June 30, 2005 and 2006 and the subsequent period through May 30, 2007, (i) there were no disagreements with Morrison, Brown, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Morrison, Brown’s satisfaction, would have caused Morrison, Brown to make reference to the subject matter of the disagreement in connection with its reports, (ii) no such disagreement was discussed with the Board of Directors or any committee of the Board of Directors of the Company and (iii) Morrison, Brown did not advise the Company of the existence of any matter described in Item 304(a)(1)(iv)(B) of Regulation S-B.”

        A revised letter from Morrison, Brown, Argiz & Farra, LLP reflecting its agreement with the statements made in Item 4.01 contained in the Form 8-K/A is filed as Exhibit 16 to the amended Report.

        The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) neither the Staff comments nor the Company’s changes to disclosures in response to Staff comments in the filing reviewed by the Staff foreclose the Commission from taking any actions with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We would appreciate you telephoning our counsel, Mr. Richard A. Rubin at Troutman Sanders LLP (212-704-6130), if you have any questions or need any additional information.

        Thank you for your consideration.

Very truly yours, /s/ Michael S. Steiner Michael S. Steiner President